December 19, 2025

Frank Fuya Zheng
Chief Financial Officer
X Financial
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People   s Republic of China

       Re: X Financial
           Form 20-F for Fiscal Year Ended December 31, 2022
           Form 20-F for Fiscal Year Ended December 31, 2023
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-38652
Dear Frank Fuya Zheng:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance